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                                                                    Exhibit 4(f)

[LOGO OF JOHN HANCOCK APPEARS HERE]
Variable Life Insurance Company

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RIDER
DEATH BENEFIT ENHANCEMENT
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The Death Benefit provision of the certificate, Section 9, is replaced by the following:

If the Annuitant dies before the Date of Maturity, we will pay the Death Benefit to the Beneficiary. The Death Benefit will equal the greatest of: (i) the Accumulated Value of the certificate, adjusted by any Market Value Adjustment, as of the date of receipt of due proof of the Annuitant's death; (ii) the amount of premiums paid, each accumulated at the effective annual rate of 5% from the date of payment to the date of receipt of due proof of the Annuitant's death, minus the amount of all partial withdrawals made, each accumulated at the effective annual rate of 5% from the date of withdrawal to the date of receipt of due proof of the Annuitant's death; and (iii) the Accumulated Value of the certificate, adjusted by any Market Value Adjustment, as of any certificate anniversary preceding the date of receipt of due proof of the Annuitant's death and preceding the certificate anniversary nearest the Annuitant's 81st birthday plus any premiums paid less any partial withdrawals made since such certificate anniversary.

Notwithstanding any of the above, the following will apply upon the death of the Participant, if the Accumulated Value has not already been converted into an annuity:

  (i) If the Beneficiary is the spouse of the Participant, the Beneficiary may continue the certificate in force as Participant.

  (ii) If the Beneficiary is not the spouse of the Participant, or if the Beneficiary is the spouse of the Participant but does not choose to continue the certificate, we must pay, in accordance with the Internal Revenue Code, the Death Benefit (or the Surrender Value if the Participant is not the Annuitant) in full to the Beneficiary within five years of the Participant's death or apply the Accumulated Value in full towards the purchase of a life annuity for the Beneficiary with payments beginning within one year of the Participant's death.

This Rider is made a part of the certificate to which it is attached and is effective on the Date of Issue of the certificate. This Rider may not be issued subsequent to the Date of Issue of the certificate. Consideration for this Rider is the application, a copy of which is attached to the certificate, and payment of the applicable rider charge as shown on page 3 of the certificate.

This Rider will terminate and the Death Benefit provision appearing in the certificate will become effective upon the earlier of:

  (i) receipt of written notice at our Servicing Office that the Participant elects to terminate this Rider;

  (ii)  the Date of Maturity;

  (iii) the date the certificate is surrendered;

  (iv)  the date of the Annuitant's death.

Signed for the Company at Boston, Massachusetts.


                                                                       Secretary